UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Centerline Holding Company
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
15188T108
(CUSIP Number)
Michael Orbison, Esq.
The Related Companies, L.P.
60 Columbus Circle
New York, NY 10023
(212) 421-5333
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Related Special Assets LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,654,639

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,654,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,654,639

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with the rules of the Securities and Exchange Commission.

Page 2 of 11 Pages

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Stephen M. Ross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		877,645

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,655,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		877,645

WITH	10	SHARED DISPOSITIVE POWER

		33,655,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,532,969

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with the rules of the Securities and Exchange Commission

Page 3 of 11 Pages

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Jeff T. Blau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		260,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,655,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		260,000

WITH	10	SHARED DISPOSITIVE POWER

		33,655,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,915,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* The percentage of the Common Shares of the Issuer that is reported as beneficially owned has been computed in accordance with the rules of the Securities and Exchange Commission.

Page 4 of 11 Pages

CUSIP No.	15188T108

1	NAMES OF REPORTING PERSONS Bruce A. Beal, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,655,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,500

WITH	10	SHARED DISPOSITIVE POWER

		33,655,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,663,824

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 5 of 11 Pages

CUSIP No.	15188T108
Explanatory Note: This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “Act”). This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 5, 2008 (the “Initial 13D”) as amended by Amendment No. 1 to the Initial 13D filed with the Commission on April 17, 2008, Amendment No. 2 to the Initial 13D filed with the Commission on June 4, 2009 and Amendment No. 3 to the Initial 13D filed with the Commission on March 24, 2010 (“Amendment No. 3”), and relates to the shares of beneficial interest (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust created and existing under the Delaware Statutory Trust Act (the “Issuer”).
The Reporting Persons are:
(i)	Related Special Assets LLC (“RSA”) is a Delaware limited liability company. The principal business of RSA is to make investments in selected investment opportunities at the discretion of its Investment Committee (the “RSA Investment Committee”).
(ii)	Stephen M. Ross, a citizen of the United States, is the founder, Chairman, Chief Executive Officer and Managing General Partner of The Related Companies, L.P. (“TRCLP”), which develops, manages and finances real estate developments. Mr. Ross is also a member of the RSA Investment Committee.
(iii)	Jeff T. Blau, a citizen of the United States, is the President of TRCLP. Mr. Blau is also a member of the RSA Investment Committee.
(iv)	Bruce A. Beal, Jr., a citizen of the United States, is an Executive Vice President of TRCLP. Mr. Beal is also a member of the RSA Investment Committee.
Capitalized terms used but not defined in this Amendment have the meanings assigned thereto in Amendment No. 3. The Schedule 13D is hereby amended and supplemented by this Amendment No. 4 as follows:
Item 4. Purpose of Transaction.
Item 4 is amended by adding the following:
Upon shareholder approval to amend the Issuer’s Restated Trust Agreement on October 6, 2010, RSA’s Option to purchase (i) 25% of the Special Series A Shares of the Issuer acquired by Initial Assets (as successor to Capital Partners) in connection with the Restructuring and (ii) 25% of the Special Series A Shares of the Issuer acquired by C3 Initial Assets LLC (“Initial Assets”) (as successor to Capital Partners) under the Purchase and Sale Agreement, dated as of March 5, 2010, was automatically converted into an option to purchase the number of Common Shares into which the Special Series A Shares subject to the Option were converted. Upon such conversion, RSA had the Option to purchase 34,915,875 Common Shares held by Initial Assets. RSA and Capital Partners have entered into Amendment No. 1 (“Amendment No. 1”) to the Purchase and Sale Agreement, dated as of November 4, 2011, pursuant to which the Option has been amended to provide that RSA has the right to purchase up to a maximum of 33,654,639 Common Shares owned by Initial Assets (i.e., 1,261,236 Common Shares fewer than contemplated prior to entering into Amendment No. 1).

Page 6 of 11 Pages

CUSIP No.	15188T108
Item 4 is amended by deleting the last sentence in the first paragraph under the heading “Purchase and Sale Agreement with Capital Partners” in its entirety and replacing it with the following sentence:
Pursuant to Amendment No. 2 (“Amendment No. 2”) to the Purchase and Sale Agreement, dated as of November 18, 2011, between RSA and Capital Partners, the Option is exercisable until March 5, 2013 (which is 12 months later than the original expiration date), unless earlier terminated as provided in the Purchase and Sale Agreement, at an exercise price equal to the fair market value of the shares subject to the Option on the date of exercise.
Item 4 is amended by adding the following:
The descriptions of Amendment No. 1 and Amendment No. 2 are qualified in their entirety by reference to the complete terms of Amendment No. 1 and Amendment No. 2, respectively, which are filed as exhibits hereto and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
(a) and (b)
The information set forth in Rows 7 through 13 of the cover pages hereto for each of the Reporting Persons is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon 349,166,000 outstanding Common Shares as of November 11, 2011, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2011 filed with the Securities and Exchange Commission on November 14, 2011.
Each Reporting Person’s beneficial ownership has been calculated as follows:
•	RSA is the sole direct beneficial owner of the Option to purchase 33,654,639 Common Shares.

•	Stephen M. Ross:
•	is the indirect beneficial owner of and shares voting and dispositive power with respect to:
•	33,654,639 Common Shares that could be acquired upon the exercise of the Option held directly by RSA (Mr. Ross shares voting and dispositive power with respect to the shares covered by the Option with Jeff T. Blau and Bruce A. Beal, as the terms of RSA’s operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.);
•	685 Common Shares owned by RG II (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (62%), Mr. Blau (18%) and Mr. Beal (10%); and
•	is the direct beneficial owner of and has sole voting and dispositive power with respect to 877,645 Common Shares.

Page 7 of 11 Pages

CUSIP No.	15188T108
•	Jeff T. Blau:
•	is the indirect beneficial owner of and shares voting and dispositive power with respect to:
•	33,654,639 Common Shares that could be acquired upon the exercise of the Option held directly by RSA (Mr. Blau shares voting and dispositive power with respect to the shares covered by the Option with Stephen M. Ross and Bruce A. Beal, as the terms of RSA’s operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.);
•	685 Common Shares owned by RG II (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (62%), Mr. Blau (18%) and Mr. Beal (10%); and
•	is the direct beneficial owner and has sole voting and dispositive power with respect to 260,000 Common Shares.
•	Bruce A. Beal:
•	is the indirect beneficial owner of and shares voting and dispositive power with respect to:
•	33,654,639 Common Shares that could be acquired upon the exercise of the Option held directly by RSA (Mr. Beal shares voting and dispositive power with respect to the shares covered by the Option with Stephen M. Ross and Jeff T. Blau, as the terms of RSA’s operating agreement require that its investment and voting decisions must be unanimously approved by a committee of three persons, currently consisting of Stephen M. Ross, Jeff T. Blau and Bruce A. Beal, Jr.);
•	685 Common Shares owned by RG II (TRCLP owns 100% of RG II, and the Reporting Persons have the following approximate beneficial ownership in TRCLP: Mr. Ross (62%), Mr. Blau (18%) and Mr. Beal (10%); and
•	is the direct beneficial owner and has sole voting and dispositive power with respect to 8,500 Common Shares.
Ownership Calculated Pursuant to Rule 13d-5, Assuming a Group Has Been Formed
It is possible that each of the Reporting Persons may be deemed to be a member of a “group” as that term is defined in Rule 13d-5(b)(1) promulgated under the Act (“Rule 13d-5(b)(1)”) with every other Reporting Person, except RSA. Rule 13d-5(b)(1) states:
When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of the issuer beneficially owned by any such persons.
Each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that the Reporting Persons are members of a “group,” as defined in Rule 13d-5(b)(1).

Page 8 of 11 Pages

CUSIP No.	15188T108
If each Reporting Person other than RSA were deemed to be a member of a “group” and to own all of the Common Shares beneficially owned by every other Reporting Person other than RSA, each Reporting Person would beneficially own 34,801,469 Common Shares, equal to approximately 9.1% of the Common Shares as calculated pursuant to Rule 13d-3.
Voting Ownership
RG II, which, as noted above, is controlled by the Reporting Persons, holds 10,194,400 Special Common Units (“SCUs”) issued by Centerline Capital Company LLC, one of the Issuer’s affiliates. In addition, Mr. Blau owns 40,000 SCUs directly. Each holder of SCUs has the right to:
•	exchange all or a portion of their SCUs for cash; and
•	receive cash for any accrued but unpaid distributions for the quarterly period in which the exchange occurs.
Upon receipt of a notice of exchange, the Issuer may exchange SCUs for Common Shares on a one-for-one basis instead of cash. However, the Reporting Persons are not deemed to beneficially own any Common Shares relating to the SCUs owned by RG II and Mr. Blau because the Issuer exchanges the SCUs for Common Shares only at its discretion. In addition, RG II owns 10,194,400 of the Issuer’s Special Preferred Voting Shares (the “Special Preferred Voting Shares”), which are associated with the SCUs and are entitled to vote, on a one-for-one basis, on all matters subject to a vote of the holders of the Common Shares, but are not convertible into Common Shares. Mr. Blau owns 40,000 Special Preferred Voting Shares directly. Accordingly, even though the Special Preferred Voting Shares are not a class of equity securities registered under Section 12 of Act, the Reporting Persons (other than RSA) have provided in the table below their voting ownership percentages, which include their sole and shared beneficial ownership of Common Shares as set forth above and their sole and shared ownership of Special Preferred Voting Shares, attributing all 10,194,400 Special Preferred Voting Shares owned by RG II to each of the Reporting Persons other than RSA. The percentages in the table below assume 361,033,236 Common Shares outstanding, consisting of the following:
•	349,166,000 Common Shares outstanding as of November 11, 2011; and
•	11,867,236 Special Preferred Voting Shares outstanding as of November 11, 2011; and
•	33,654,639 Common Shares subject to the Option.

Voting
Ownership
Person	Percentage
Stephen M. Ross	12.4%
Jeff T. Blau	12.2%
Bruce A. Beal, Jr.	12.1%

Page 9 of 11 Pages

CUSIP No.	15188T108
If each Reporting Person other than RSA were deemed to be a member of a “group” and to have voting power over the voting securities belonging to every other Reporting Person other than RSA, each Reporting Person would be deemed to have voting power over 45,035,869 voting securities, or 12.5% of the Issuer’s voting securities. However, this percentage and the percentage in the table above assume that the Reporting Persons exercise the Option and the Reporting Persons may not elect to do so.
(c) Other than as set forth in Item 4 above, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days through the date of this Amendment.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is supplemented as follows:
The information contained in Item 4 of this Amendment is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits.
Item 7 is amended by adding the following:

Exhibit No.	Description

5	Amendment No. 1 to Purchase and Sale Agreement, dated November 4, 2011, between Related Special Assets LLC and C-III Capital Partners LLC

6	Amendment No. 2 to Purchase and Sale Agreement, dated November 18, 2011, between Related Special Assets LLC and C-III Capital Partners LLC

Page 10 of 11 Pages

CUSIP No.	15188T108
SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 13, 2011

RELATED SPECIAL ASSETS LLC

By:	The Related Realty Group, Inc., its manager

	By:	/s/ Jeff T. Blau Name: Jeff T. Blau
Title: President

STEPHEN M. ROSS

/s/ Stephen M. Ross

Stephen M. Ross

JEFF T. BLAU

/s/ Jeff T. Blau

Jeff T. Blau

BRUCE A. BEAL, JR.

/s/ Bruce A. Beal, Jr.

Bruce A. Beal, Jr.

Page 11 of 11 Pages